As filed with the Securities and Exchange Commission on September 5, 2003

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 1)

CareScience, Inc.
(Name of Subject Company (Issuer))

Quovadx, Inc.
Carlton Acquisition Corp.
(Names of Filing Persons)
(Offeror)

COMMON STOCK,
NO PAR VALUE
(Title of Class of Securities)

141726109
(CUSIP Number of Class of Securities)

Linda K. Wackwitz, Esq.
Executive Vice President
and General Counsel
Quovadx, Inc.
6400 S. Fiddler’s Green Circle
Suite 1000
Englewood, Colorado 80111
(303) 488-2019
(Name, address, and telephone numbers of persons authorized to receive notices and communications on behalf of filing persons)

with a copy to
Arthur F. Schneiderman, Esq.
Steve L. Camahort, Esq.
Wilson Sonsini Goodrich & Rosati
Professional Corporation
650 Page Mill Road
Palo Alto, CA 94304
(650) 493-9300

CALCULATION OF FILING FEE

Transaction valuation (1)	Amount of filing fee (2)

$30,114,195	$2,436

(1)	Estimated for purposes of calculating the filing fee only. This calculation assumes the acquisition by Quovadx, Inc. of all of the issued and outstanding shares of common stock (the “Shares”) of CareScience, Inc. for a per Share payment of (i) $1.40 in cash, and (ii) 0.1818 shares of Quovadx common stock and cash in lieu of fractional shares (as further described in the prospectus contained in registration statement on Form S-4 (the “Prospectus”) filed with the Securities and Exchange Commission by Quovadx on August 21, 2003). The value of the Quovadx common stock portion of the Offer (as defined in the Prospectus) was calculated as the product of (i) $3.575 (the average of the high and low prices per share of Quovadx common stock on August 14, 2003 as reported by the Nasdaq National Market) and (ii) the product of (A) 0.1818 and (B) 14,690,317 (the maximum number of Shares expected to be acquired by Quovadx in connection with the Offer).
(2)	The amount of the filing fee, calculated in accordance with Section 14(g)(3) of the Securities Exchange Act of 1934, equals $80.90 per million of the aggregate value of the cash and securities offered by Quovadx.
☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: $2,436
Form or Registration No.: SC TO-T
Filing Party: Quovadx, Inc.
Date Filed: August 21, 2003
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
☒	Check the appropriate boxes below to designate any transactions to which the statement relates:
☒ third-party tender offer subject to Rule 14d-1.
☐ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

      This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed on August 21, 2003, relating to the offer by Carlton Acquisition Corp., a Pennsylvania corporation (“Purchaser”) and wholly owned subsidiary of Quovadx, Inc., a Delaware corporation (“Quovadx”), to exchange all of the outstanding shares of common stock, no par value (“Shares”), of CareScience, Inc., a Pennsylvania corporation (the “Company) for 0.1818 shares of the common stock of Quovadx (the “Quovadx Shares”) and cash in the amount of $1.40 per Share upon the terms and subject to the conditions described in the Prospectus referenced below.

      The offer is made pursuant to an Agreement and Plan of Merger, dated August 13, 2003, by and among Quovadx, Purchaser and the Company which contemplates the merger of Purchaser with and into the Company (the “Merger”). Quovadx has filed a registration statement with the Securities and Exchange Commission on Form S-4 relating to the Quovadx Shares to be issued to the shareholders of the Company in the offer and the Merger (as amended on September 5, 2003, the “Registration Statement”). The terms and conditions of the offer and the Merger are set forth in the prospectus that is part of the Registration Statement (the “Prospectus”) a copy of which is attached hereto as Exhibit (a)(1), and in the related Letter of Transmittal, a copy of which is attached hereto as Exhibit (a)(2) (as they may be amended and supplemented from time to time, together constitute the “Offer”).

      All of the information in the Prospectus and the related Letter of Transmittal, and any prospectus supplement or other supplement thereto related to the Offer filed with the Securities and Exchange Commission after the date hereof, is hereby incorporated by reference in answer to items 1 through and including 11 of this Schedule TO, except as otherwise set forth below.

Item 12.    Exhibits.

      The following are attached as exhibits to this Schedule TO:

Exhibit
Number	Exhibit Description

(a)(1)	Prospectus relating to Quovadx Shares to be issued in the Offer and the Merger (incorporated by reference from Quovadx’s Amendment No. 1 to its Registration Statement on Form S-4 filed on September 5, 2003).

(a)(2)*	Letter of Transmittal (incorporated by reference to Exhibit 99.1 to Quovadx’s Registration Statement on Form S-4 filed on August 21, 2003).

(a)(3)*	Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.2 to Quovadx’s Registration Statement on Form S-4 filed on August 21, 2003).

(a)(4)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated by reference to Exhibit 99.3 to Quovadx’s Registration Statement on Form S-4 filed on August 21, 2003).

(a)(5)*	Letter to brokers, dealers, commercial banks, trust companies and other nominees (incorporated by reference to Exhibit 99.4 to Quovadx’s Registration Statement on Form S-4 filed on August 21, 2003).

(a)(6)*	Letter to be used by brokers, dealers, commercial banks, trust companies and other nominees to their clients (incorporated by reference to Exhibit 99.5 to Quovadx’s Registration Statement on Form S-4 filed on August 21, 2003).

(a)(7)*	Press release issued by Quovadx and the Company on August 14, 2003 (incorporated by reference to Form 425 filed by Quovadx on August 14, 2003).

(a)(8)*	Press release issued by Quovadx and the Company on August 21, 2003.

(b)	None.

(d)(1)*	Agreement and Plan of Merger, dated as of August 13, 2003, by and among Quovadx, Purchaser and the Company (incorporated by reference to Exhibit 2.1 to Quovadx’s Registration Statement on Form S-4 filed on August 21, 2003).

(d)(2)*	Tender and Voting Agreement, by and among Quovadx and certain shareholders of the Company (incorporated by reference to Exhibit 2.2 to Quovadx’s Registration Statement on Form S-4 filed on August 21, 2003).

(d)(3)*	Form of Affiliate Agreement, by and among Quovadx and certain shareholders of the Company (incorporated by reference to Exhibit 2.3 to Quovadx’s Registration Statement on Form S-4 filed on August 21, 2003).

(g)	None.

(h)	None.

* Previously filed on Schedule TO by Quovadx and Purchaser on August 21, 2003

Item 13.    Information Required by Schedule 13e-3.

      Not applicable.

SIGNATURE

      After due inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Quovadx, Inc.

	By:	/s/ Gary T. Scherping

Name: Gary T. Scherping
Title: Executive Vice President and Chief Financial Officer

Carlton Acquisition Corp.

	By:	/s/ Gary T. Scherping

Name: Gary T. Scherping
Title: Vice President

Date: September 5, 2003

EXHIBIT INDEX

Exhibit
Number	Exhibit Description

(a)(1)	Prospectus relating to Quovadx Shares to be issued in the Offer and the Merger (incorporated by reference from Quovadx’s Amendment No. 1 to its Registration Statement on Form S-4 filed on September 5, 2003).

(a)(2)*	Letter of Transmittal (incorporated by reference to Exhibit 99.1 to Quovadx’s Registration Statement on Form S-4 filed on August 21, 2003).

(a)(3)*	Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.2 to Quovadx’s Registration Statement on Form S-4 filed on August 21, 2003).

(a)(4)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated by reference to Exhibit 99.3 to Quovadx’s Registration Statement on Form S-4 filed on August 21, 2003).

(a)(5)*	Letter to brokers, dealers, commercial banks, trust companies and other nominees (incorporated by reference to Exhibit 99.4 to Quovadx’s Registration Statement on Form S-4 filed on August 21, 2003).

(a)(6)*	Letter to be used by brokers, dealers, commercial banks, trust companies and other nominees to their clients (incorporated by reference to Exhibit 99.5 to Quovadx’s Registration Statement on Form S-4 filed on August 21, 2003).

(a)(7)*	Press release issued by Quovadx and The Company on August 14, 2003 (incorporated by reference to Form 425 filed by Quovadx on August 14, 2003).

(a)(8)*	Press release issued by Quovadx and the Company on August 21, 2003.

(b)	None.

(d)(1)*	Agreement and Plan of Merger, dated as of August 13, 2003, by and among Quovadx, Purchaser and the Company (incorporated by reference to Exhibit 2.1 to Quovadx’s Registration Statement on Form S-4 filed on August 21, 2003).

(d)(2)*	Tender and Voting Agreement, by and among Quovadx and certain shareholders of the Company (incorporated by reference to Exhibit 2.2 to Quovadx’s Registration Statement on Form S-4 filed on August 21, 2003).

(d)(3)*	Form of Affiliate Agreement, by and among Quovadx and certain shareholders of the Company (incorporated by reference to Exhibit 2.3 to Quovadx’s Registration Statement on Form S-4 filed on August 21, 2003).

(g)	None.

(h)	None.

* Previously filed on Schedule TO by Quovadx and Purchaser on August 21, 2003